HOME PROPERTIES OWNED COMMUNITIES RESULTS

		FOURTH QUARTER 2003				Q4 '03 versus Q4 '02 % Growth				
	# of Apts.	Date Acqu.	Q4 '03 Rent/Mo.	Q4 '03 Occup.	Year Ago Occup.	Rental Rates	Rental Revs.	NOI w/ G&A	Q4 '03 % NOI w/ G&A	% #Units
Baltimore Region										
Bonnie Ridge	966	7/1/1999	$ 984	90.1%	93.5%	2.5%	-1.2%	-4.2%		
Brittany Place	591	8/22/2002	$ 1,003	93.4%	97.3%	7.2%	2.9%	-3.5%		
Canterbury Apartments	618	7/16/1999	$ 780	94.9%	95.6%	4.4%	3.7%	4.9%		
Country Village	344	4/30/1998	$ 759	91.9%	91.2%	2.0%	2.8%	-8.9%		
Falcon Crest	396	7/16/1999	$ 835	91.4%	94.2%	3.9%	0.8%	-5.7%		
Fenland Field	234	8/1/2001	$ 987	91.8%	94.5%	6.4%	3.4%	10.4%		
Gateway Village	132	7/16/1999	$ 1,078	94.7%	94.9%	6.2%	6.1%	5.6%		
Mill Towne Village Apts	384	5/31/2001	$ 733	96.0%	89.8%	5.5%	12.8%	21.5%		
Morningside Heights	1,050	4/30/1998	$ 768	93.8%	88.9%	3.2%	8.9%	10.8%		
Owings Run	504	7/16/1999	$ 960	91.4%	90.6%	-0.4%	0.5%	-4.4%		
Selford Townhomes	102	7/16/1999	$ 1,100	92.7%	94.5%	7.5%	5.5%	5.6%		
Shakespeare Park	82	7/16/1999	$ 633	98.9%	98.4%	3.7%	4.4%	12.9%		
Timbercroft Townhomes	284	7/16/1999	$ 700	98.7%	98.7%	6.0%	6.1%	-0.8%		
Village Square Townhomes	370	7/16/1999	$ 947	95.5%	96.7%	6.4%	5.1%	-0.3%		
Woodholme Manor	176	3/31/2001	$ 674	92.1%	92.6%	10.0%	9.5%	19.5%		
Total Baltimore Region	6,233		$ 865	93.1%	93.4%	4.1%	3.8%	1.7%	15.8%	15.2%
Boston Region:										
Gardencrest	696	6/28/2002	$ 1,242	93.9%	95.2%	14.4%	12.8%	8.7%		
Stone Ends	280	2/12/2003	$ 1,167	94.8%	n/a	n/a	n/a	n/a		
Total Boston Region	976		$ 1,220	94.2%	95.2%	14.4%	12.8%	8.7%	3.6%	2.4%
Buffalo, NY Region:										
Emerson Square	96	10/15/1997	$ 652	98.6%	96.5%	2.8%	5.1%	26.0%		
Idylwood	720	1/1/1995	$ 646	93.9%	88.0%	-0.9%	5.7%	17.9%		
Paradise Lane	324	10/15/1997	$ 680	95.6%	88.0%	0.7%	9.5%	25.5%		
Raintree Island	504	8/4/1994	$ 707	94.7%	89.5%	1.1%	7.0%	10.8%		
Total Buffalo Region	1,644		$ 672	94.7%	88.9%	0.3%	6.8%	17.8%	2.4%	4.0%
Connecticut Region										
Apple Hill	498	3/27/1998	$ 1,026	93.3%	94.1%	1.7%	0.8%	-8.5%		
Total Connecticut Region	498		$ 1,026	93.3%	94.1%	1.7%	0.8%	-8.5%	1.3%	1.2%
Delaware Region										
Home Properties of Newark	432	7/16/1999	$ 755	92.0%	88.8%	4.7%	8.5%	13.9%		
Total Delaware Region	432		$ 755	92.0%	88.8%	4.7%	8.5%	13.9%	0.8%	1.1%
Detroit, Michigan Region										
Canterbury Square	336	10/29/1997	$ 751	89.9%	89.2%	0.9%	1.7%	-2.8%		
Carriage Hill - MI	168	9/29/1998	$ 782	95.6%	94.8%	1.2%	2.0%	1.3%		
Carriage Park	256	9/29/1998	$ 738	93.6%	95.3%	0.4%	-1.3%	7.0%		
Charter Square	492	10/29/1997	$ 845	91.1%	91.4%	0.6%	0.3%	-9.9%		
Cherry Hill Club	165	7/7/1998	$ 658	86.9%	93.6%	0.7%	-6.5%	-17.0%		
Cherry Hill Village	224	9/29/1998	$ 701	93.6%	92.7%	-1.7%	-0.8%	3.8%		
Deerfield Woods	144	3/22/2000	$ 819	93.7%	94.4%	2.4%	1.6%	6.2%		
Fordham Green	146	10/29/1997	$ 900	90.9%	93.8%	2.7%	-0.5%	-1.6%		
Golfview Manor	44	10/29/1997	$ 596	91.0%	95.0%	6.4%	1.9%	-4.6%		
Greentrees	288	10/29/1997	$ 653	90.1%	93.3%	-1.2%	-4.6%	-4.0%		
Hampton Court	182	9/30/2000	$ 688	82.8%	84.2%	5.9%	4.1%	11.5%		
Kingsley	328	10/29/1997	$ 678	91.4%	89.7%	-1.1%	0.7%	-7.7%		
Macomb Manor	217	3/22/2000	$ 691	90.3%	92.6%	1.3%	-1.2%	5.3%		
Oak Park Manor	298	10/29/1997	$ 833	92.6%	92.0%	2.2%	2.8%	-7.5%		
Parkview Gardens	484	10/29/1997	$ 644	90.1%	89.3%	1.4%	2.3%	0.7%		
Scotsdale	376	11/26/1997	$ 678	92.5%	92.9%	-3.3%	-3.7%	-16.9%		
Southpointe Square	224	10/29/1997	$ 647	90.0%	90.5%	0.4%	-0.2%	3.4%		
Springwells Park	303	4/8/1999	$ 970	86.2%	85.0%	-2.6%	-1.3%	0.0%		
Stephenson House	128	10/29/1997	$ 659	96.0%	87.9%	-3.0%	5.9%	26.4%		
The Lakes	434	11/5/1999	$ 870	92.2%	87.1%	-3.3%	2.3%	-3.0%		
Woodland Gardens	337	10/29/1997	$ 723	95.4%	90.2%	-4.4%	1.1%	8.7%		
Total Detroit Region	5,574		$ 749	91.2%	90.6%	-0.4%	0.3%	-2.3%	9.8%	13.6%
Hudson Valley Region										
Carriage Hill	140	7/17/1996	$ 1,175	95.4%	96.4%	7.2%	6.0%	13.0%		
Cornwall Park	75	7/17/1996	$ 1,609	91.0%	95.8%	0.8%	-4.3%	2.4%		
Lakeshore Villas	152	7/17/1996	$ 987	93.0%	97.8%	6.9%	1.6%	9.3%		
Patricia	100	7/7/1998	$ 1,255	92.6%	99.0%	7.0%	0.1%	-8.6%		
Sherwood Consolidation	224	10/11/2002	$ 928	96.4%	n/a	n/a	n/a	n/a		
Sunset Gardens	217	7/17/1996	$ 849	96.0%	97.5%	7.6%	5.9%	3.4%		
Total Hudson Valley Region	908		$ 1,049	94.4%	97.3%	6.1%	2.4%	4.1%	2.3%	2.2%
Illinois Region										
Blackhawk	371	10/20/2000	$ 844	91.6%	90.7%	-0.3%	0.7%	22.0%		
Courtyards Village	224	8/29/2001	$ 766	94.3%	88.1%	-4.3%	2.4%	11.5%		
Cypress Place	192	12/27/2000	$ 880	91.0%	94.1%	-1.2%	-4.3%	3.1%		
The Colony	783	9/1/1999	$ 827	92.3%	93.8%	-0.8%	-2.4%	-0.2%		
The New Colonies	672	6/23/1998	$ 712	91.2%	93.2%	3.1%	0.9%	5.5%		
Total Illinois Region	2,242		$ 794	92.0%	92.6%	-0.1%	-0.7%	5.6%	4.1%	5.5%

		FOURTH QUARTER 2003				Q4 '03 versus Q4 '02				
						% Growth				
	# of	Date	Q4 '03	Q4 '03	Year Ago	Rental	Rental	NOI	Q4 '03	%
	Apts.	Acqu.	Rent/Mo.	Occup.	Occup.	Rates	Revs.	w/ G&A	% NOI w/ G&A	#Units
Indiana Region										
Maple Lane	396	7/9/1999	$ 654	92.6%	89.3%	-2.5%	1.0%	61.6%		
Total Indiana Region	396		$ 654	92.6%	89.3%	-2.5%	1.0%	61.6%	0.1%	1.0%
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,082	93.5%	92.8%	4.6%	5.4%	19.0%		
Cambridge Village	82	3/1/2002	$ 1,267	98.5%	98.6%	5.3%	5.1%	-8.6%		
Coventry Village	94	7/31/1998	$ 1,251	97.0%	96.7%	4.6%	4.9%	0.3%		
Devonshire Hills	297	7/16/2001	$ 1,682	92.5%	91.6%	-1.0%	0.0%	2.6%		
East Winds	96	11/1/2000	$ 1,068	91.2%	90.6%	4.9%	5.5%	15.3%		
Hawthorne Consolidation	434	4/4/2002	$ 1,235	93.5%	83.9%	5.4%	17.5%	40.4%		
Heritage Square	80	4/4/2002	$ 1,253	98.1%	98.8%	5.8%	5.0%	1.3%		
Holiday/Muncy Consolidation	143	5/31/2002	$ 908	97.6%	98.0%	1.7%	1.3%	-4.0%		
Lake Grove Apartments	368	2/3/1997	$ 1,328	95.1%	96.6%	6.8%	5.1%	1.4%		
Maple Tree	84	11/1/2000	$ 1,114	92.7%	94.9%	5.6%	3.1%	0.7%		
Mid- Island Estates	232	7/1/1997	$ 1,128	97.3%	97.9%	7.5%	6.8%	12.3%		
Rider Terrace	24	11/1/2000	$ 1,120	99.6%	94.6%	6.0%	11.6%	45.4%		
South Bay Manor	61	9/11/2000	$ 1,383	95.4%	90.8%	5.7%	11.1%	25.3%		
Southern Meadows	452	6/29/2001	$ 1,316	94.3%	95.8%	5.4%	3.7%	4.1%		
Stratford Greens	359	3/1/2002	$ 1,342	95.5%	96.6%	7.7%	6.5%	7.5%		
Terry Apartments	65	11/1/2000	$ 1,066	92.9%	94.5%	6.8%	5.0%	-2.7%		
Westwood Village Apts	242	3/1/2002	$ 1,868	97.1%	95.6%	9.4%	11.2%	3.3%		
Woodmont Village Apts	96	3/1/2002	$ 1,169	96.5%	95.9%	6.0%	6.6%	-0.8%		
Yorkshire Village Apts	40	3/1/2002	$ 1,343	97.1%	99.1%	5.3%	3.1%	3.7%		
Total Long Island Region	3,409		$ 1,315	95.0%	94.0%	5.4%	6.5%	7.6%	13.0%	8.3%
Maine Region										
Mill Co. Gardens	95	7/7/1998	$ 695	89.0%	95.8%	9.0%	1.3%	-0.2%		
Redbank Village	500	7/7/1998	$ 756	89.2%	91.7%	5.0%	2.2%	3.7%		
Total Maine Region	595		$ 746	89.2%	92.3%	5.6%	2.1%	3.2%	1.2%	1.5%
New Jersey Region										
East Hill Gardens	33	7/7/1998	$ 1,275	97.1%	97.6%	3.1%	2.6%	-5.3%		
Lakeview	106	7/7/1998	$ 1,097	95.9%	98.3%	7.6%	5.0%	3.6%		
Oak Manor	77	7/7/1998	$ 1,584	97.7%	96.4%	4.2%	5.5%	-5.6%		
Pleasant View	1,142	7/7/1998	$ 976	91.0%	89.9%	3.3%	4.6%	1.3%		
Pleasure Bay	270	7/7/1998	$ 879	95.8%	96.6%	8.0%	7.0%	6.5%		
Royal Gardens Apartments	550	5/28/1997	$ 1,025	93.9%	97.2%	5.1%	1.5%	-3.2%		
Wayne Village	275	7/7/1998	$ 1,106	95.5%	95.8%	5.1%	4.8%	4.4%		
Windsor Realty	67	7/7/1998	$ 1,033	96.0%	92.3%	6.2%	10.5%	14.6%		
Total New Jersey Region	2,520		$ 1,020	93.4%	93.7%	4.6%	4.3%	1.1%	6.9%	6.2%
Philadelphia Region										
Beechwood Gardens	160	7/7/1998	$ 773	97.4%	97.2%	5.0%	5.1%	10.9%		
Castle Club	158	3/15/2000	$ 836	94.6%	98.1%	5.0%	1.3%	-4.0%		
Cedar Glen	110	3/3/1998	$ 623	93.9%	94.0%	5.0%	4.9%	-3.3%		
Chesterfield	247	9/23/1997	$ 835	96.1%	96.9%	3.3%	2.4%	-2.5%		
Curren Terrace	318	9/23/1997	$ 888	93.7%	90.5%	3.0%	6.6%	6.4%		
Executive House	100	9/23/1997	$ 881	96.5%	94.8%	0.5%	2.3%	12.2%		
Glen Brook	177	7/28/1999	$ 725	93.0%	91.8%	4.1%	5.5%	-11.7%		
Glen Manor	174	9/23/1997	$ 734	90.6%	95.1%	4.0%	-1.0%	2.1%		
Golf Club	399	3/15/2000	$ 982	90.1%	89.6%	2.1%	2.7%	3.1%		
Hill Brook Place	274	7/28/1999	$ 807	95.7%	97.1%	3.9%	2.4%	-6.4%		
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,026	93.0%	85.0%	1.2%	10.7%	5.8%		
Home Properties of Devon	629	3/15/2000	$ 1,054	88.5%	89.2%	-0.4%	-1.2%	-9.0%		
New Orleans Consolidation	442	7/28/1999	$ 772	92.2%	92.7%	2.7%	2.3%	-11.5%		
Racquet Club	467	7/7/1998	$ 926	96.3%	94.4%	3.4%	5.5%	-2.5%		
Racquet Club South	103	5/27/1999	$ 819	95.8%	98.9%	4.0%	0.7%	-15.1%		
Ridley Brook	244	7/28/1999	$ 794	96.7%	97.6%	3.6%	2.7%	-2.1%		
Sherry Lake	298	7/23/1998	$ 1,077	96.5%	95.5%	3.1%	4.1%	-0.3%		
The Landings	384	11/25/1996	$ 961	93.2%	91.4%	4.8%	6.8%	0.6%		
Trexler Park	249	3/15/2000	$ 999	89.5%	88.3%	3.7%	5.1%	-2.2%		
Valley View	177	9/23/1997	$ 778	87.2%	91.4%	2.5%	-2.2%	-6.0%		
Village Square	128	9/23/1997	$ 871	94.5%	89.6%	2.6%	8.2%	48.3%		
William Henry	363	3/15/2000	$ 1,040	88.6%	87.5%	1.0%	2.3%	11.4%		
Total Philadelphia Region	5,917		$ 908	92.7%	91.9%	2.6%	3.5%	-0.7%	13.6%	14.5%

HOME PROPERTIES OWNED COMMUNITIES RESULTS

HOME PROPERTIES OWNED COMMUNITIES RESULTS

	# of	Date	Q4 '03	Q4 '03	Year Ago	Rental	Rental	NOI	Q4 '03	%
	Apts.	Acqu.	Rent/Mo.	Occup.	Occup.	Rates	Revs.	w/ G&A	% NOI w/ G&A	#Units
FOURTH QUARTER 2003						**Q4 '03 versus Q4 '02**				
						% Growth				
Rochester, NY Region:										
1600 East Avenue	164	9/18/1997	$ 1,072	87.7%	64.0%	-21.5%	7.4%	68.3%		
1600 Elmwood	210	8/4/1994	$ 912	92.9%	92.6%	1.9%	2.3%	-6.1%		
Brook Hill	192	8/4/1994	$ 870	95.7%	85.3%	-2.5%	9.4%	0.7%		
Newcastle Apartments	197	8/4/1994	$ 772	96.5%	91.9%	1.7%	6.8%	5.4%		
Northgate Manor	224	11/3/1994	$ 683	99.0%	83.5%	0.1%	18.7%	44.0%		
Perinton Manor	224	8/4/1994	$ 804	97.5%	90.9%	-1.0%	6.2%	4.5%		
Riverton Knolls	240	8/4/1994	$ 834	91.8%	83.7%	-2.9%	6.4%	2.2%		
Spanish Gardens	220	8/4/1994	$ 705	92.4%	82.4%	1.3%	13.5%	17.7%		
The Meadows	113	8/4/1994	$ 742	94.7%	95.9%	3.7%	2.4%	-8.3%		
Woodgate	120	6/30/1997	$ 807	96.9%	93.3%	0.1%	4.0%	-1.3%		
Total Rochester Region	1,904		$ 817	94.2%	84.8%	-3.0%	7.7%	8.9%	3.7%	4.7%
Syracuse, NY Region:										
Fairview Heights	214	8/4/1994	$ 942	98.9%	96.0%	4.3%	7.3%	13.2%		
Harborside Manor	281	9/30/1994	$ 661	98.5%	95.3%	1.4%	4.8%	3.0%		
Pearl Street	60	5/17/1995	$ 577	96.6%	94.1%	2.0%	4.7%	3.8%		
Village Green (inclu Fairways)	448	12/19/1994	$ 685	96.8%	86.8%	1.1%	12.8%	25.4%		
Westminster Place	240	1/1/1996	$ 656	98.1%	95.2%	0.8%	3.8%	1.1%		
Total Syracuse Region	1,243		$ 713	97.8%	92.4%	1.9%	7.8%	12.2%	2.3%	3.0%
Washington DC Region										
Braddock Lee	254	3/16/1998	$ 1,099	95.6%	95.2%	4.1%	4.6%	2.7%		
Cider Mill	864	9/27/2002	$ 1,004	94.1%	90.3%	0.7%	5.0%	-1.6%		
East Meadow	150	8/1/2000	$ 1,129	99.0%	88.6%	-2.5%	8.9%	25.2%		
Elmwood Terrace	504	6/30/2000	$ 803	96.8%	91.4%	4.0%	10.1%	11.1%		
Falkland Chase	450	9/10/2003	$ 1,048	90.2%	n/a	n/a	n/a	n/a		
Orleans Village	851	11/16/2000	$ 1,121	95.8%	89.5%	-3.0%	3.9%	6.1%		
Park Shirlington	294	3/16/1998	$ 1,136	91.1%	93.9%	3.2%	0.2%	-2.5%		
Pavilion Apartments	432	7/1/1999	$ 1,376	88.1%	92.8%	3.0%	-2.2%	-7.2%		
Seminary Hill	296	7/1/1999	$ 1,126	94.3%	89.5%	1.8%	7.2%	1.2%		
Seminary Towers	548	7/1/1999	$ 1,114	90.8%	91.2%	1.0%	0.6%	3.8%		
Tamarron Apartments	132	7/16/1999	$ 1,122	96.7%	97.1%	8.8%	8.4%	11.3%		
The Manor - MD	435	8/31/2001	$ 1,112	93.9%	97.1%	3.7%	0.2%	-7.2%		
The Manor - VA	198	2/19/1999	$ 932	93.2%	90.0%	4.9%	8.7%	-3.1%		
The Sycamores	185	12/16/2002	$ 1,118	92.6%	n/a	n/a	n/a	n/a		
Virginia Village	344	5/31/2001	$ 1,158	93.6%	96.3%	4.0%	1.1%	-4.5%		
Wellington Lakes	160	10/24/2001	$ 768	84.9%	90.9%	5.4%	-1.6%	-42.4%		
Wellington Woods	114	10/24/2001	$ 803	90.1%	95.0%	8.4%	2.8%	14.7%		
West Springfield	244	11/18/2002	$ 1,203	93.4%	n/a	n/a	n/a	n/a		
Total Washington DC Region	6,455		$ 1,076	93.2%	92.1%	1.8%	3.3%	0.3%	18.9%	15.8%
TOTAL OWNED PORTFOLIO	**40,946**		**$ 927**	**93.3%**	n/a	n/a	n/a	n/a	100.0%	100.0%
TOTAL CORE PORTFOLIO	**35,936**		**$ 895**	**93.1%**	**92.0%**	**2.1%**	**3.3%**	**-1.1%**		

HOME PROPERTIES OWNED COMMUNITIES RESULTS									
		YTD through December 31, 2003			**YTD '03 versus YTD '02**				
						% Growth			
# of	**Date**	**YTD '03**	**YTD '03**	**Year Ago**	**Rental**	**Rental**	**NOI**	**YTD '02**	**%**
Apts.	**Acqu.**	**Rent/Mo.**	**Occup.**	**Occup.**	**Rates**	**Revs.**	**w/ G&A**	**NOI w/ G&A**	**#Units**
Baltimore Region									
Bonnie Ridge	966	7/1/1999	$ 980	90.7%	92.6%	3.8%	1.7%	-0.4%	
Brittany Place	591	8/22/2002	$ 976	95.2%	n/a	n/a	n/a	n/a	
Canterbury Apartments	618	7/16/1999	$ 767	93.9%	95.7%	5.2%	3.2%	-0.4%	
Country Village	344	4/30/1998	$ 749	92.2%	91.3%	1.6%	2.7%	-2.2%	
Falcon Crest	396	7/16/1999	$ 817	93.0%	91.8%	2.0%	3.4%	0.9%	
Fenland Field	234	8/1/2001	$ 964	91.9%	93.9%	7.4%	5.1%	8.0%	
Gateway Village	132	7/16/1999	$ 1,055	93.2%	94.9%	7.1%	5.3%	0.0%	
Mill Towne Village Apts	384	5/31/2001	$ 728	89.1%	90.0%	8.8%	7.7%	8.6%	
Morningside Heights	1,050	4/30/1998	$ 759	90.8%	89.2%	4.0%	6.0%	2.8%	
Owings Run	504	7/16/1999	$ 967	88.4%	88.5%	0.3%	0.2%	-7.5%	
Selford Townhomes	102	7/16/1999	$ 1,071	93.1%	91.8%	6.2%	7.7%	6.1%	
Shakespeare Park	82	7/16/1999	$ 608	99.4%	99.4%	0.1%	0.1%	-6.6%	
Timbercroft Townhomes	284	7/16/1999	$ 685	99.1%	99.1%	4.8%	4.8%	-4.8%	
Village Square Townhomes	370	7/16/1999	$ 928	95.5%	97.4%	7.6%	5.5%	2.2%	
Woodholme Manor	176	3/31/2001	$ 653	92.6%	93.7%	10.0%	8.7%	7.0%	
Total Baltimore Region	6,233		$ 853	92.3%	92.4%	4.4%	3.9%	0.4%	15.8%	15.2%
Boston Region:									
Gardencrest	696	6/28/2002	$ 1,184	94.1%	n/a	n/a	n/a	n/a	
Stone Ends	280	2/12/2003	$ 1,080	93.9%	n/a	n/a	n/a	n/a	
Total Boston Region	976		$ 1,184	94.1%	95.6%	n/a	n/a	n/a	3.4%	2.4%
Buffalo, NY Region:									
Emerson Square	96	10/15/1997	$ 645	97.0%	97.7%	3.4%	2.7%	14.6%	
Idylwood	720	1/1/1995	$ 645	91.8%	90.2%	0.1%	1.9%	0.2%	
Paradise Lane	324	10/15/1997	$ 680	91.0%	90.9%	2.7%	2.8%	3.8%	
Raintree Island	504	8/4/1994	$ 705	90.3%	91.7%	2.6%	1.1%	-2.7%	
Total Buffalo Region	1,644		$ 670	91.4%	91.2%	1.6%	1.9%	1.0%	2.3%	4.0%
Connecticut Region									
Apple Hill	498	3/27/1998	$ 1,026	93.4%	92.9%	3.6%	4.1%	0.4%	
Total Connecticut Region	498		$ 1,026	93.4%	92.9%	3.6%	4.1%	0.4%	1.4%	1.2%
Delaware Region									
Home Properties of Newark	432	7/16/1999	$ 736	91.3%	90.4%	4.0%	5.0%	0.5%	
Total Delaware Region	432		$ 736	91.3%	90.4%	4.0%	5.0%	0.5%	0.8%	1.1%
Detroit, Michigan Region									
Canterbury Square	336	10/29/1997	$ 752	90.0%	90.6%	0.1%	-0.7%	-8.9%	
Carriage Hill - MI	168	9/29/1998	$ 781	93.0%	94.1%	1.4%	0.3%	-4.4%	
Carriage Park	256	9/29/1998	$ 736	93.3%	94.2%	0.7%	-0.3%	-6.4%	
Charter Square	492	10/29/1997	$ 848	91.4%	90.3%	0.3%	1.6%	-1.7%	
Cherry Hill Club	165	7/7/1998	$ 667	90.3%	93.1%	3.0%	-0.1%	-8.8%	
Cherry Hill Village	224	9/29/1998	$ 706	91.5%	90.8%	-1.3%	-0.5%	2.5%	
Deerfield Woods	144	3/22/2000	$ 814	92.8%	95.5%	3.3%	0.3%	-1.2%	
Fordham Green	146	10/29/1997	$ 884	92.1%	94.4%	2.8%	0.3%	1.3%	
Golfview Manor	44	10/29/1997	$ 586	88.2%	96.7%	4.4%	-4.9%	-26.4%	
Greentrees	288	10/29/1997	$ 659	88.5%	91.2%	-0.3%	-3.3%	-12.5%	
Hampton Court	182	9/30/2000	$ 677	85.3%	90.0%	3.8%	-1.6%	-8.4%	
Kingsley	328	10/29/1997	$ 684	90.6%	89.8%	-0.5%	0.4%	-10.1%	
Macomb Manor	217	3/22/2000	$ 687	93.6%	95.1%	1.6%	0.0%	-5.7%	
Oak Park Manor	298	10/29/1997	$ 832	88.4%	92.1%	4.9%	0.7%	-11.1%	
Parkview Gardens	484	10/29/1997	$ 645	86.5%	93.5%	4.1%	-3.7%	-18.1%	
Scotsdale	376	11/26/1997	$ 693	91.8%	92.8%	-0.3%	-1.3%	-10.4%	
Southpointe Square	224	10/29/1997	$ 647	88.0%	89.9%	0.3%	-1.8%	-12.2%	
Springwells Park	303	4/8/1999	$ 983	86.6%	87.9%	-1.5%	-3.1%	-14.1%	
Stephenson House	128	10/29/1997	$ 670	90.6%	90.3%	-1.2%	-0.9%	-7.1%	
The Lakes	434	11/5/1999	$ 891	88.1%	86.9%	-1.1%	0.3%	-10.2%	
Woodland Gardens	337	10/29/1997	$ 733	91.3%	89.9%	-3.8%	-2.2%	-5.3%	
Total Detroit Region	5,574		$ 753	89.9%	91.1%	0.6%	-0.8%	-8.5%	9.6%	13.6%
Hudson Valley Region									
Carriage Hill	140	7/17/1996	$ 1,148	95.4%	95.2%	6.9%	7.1%	9.2%	
Cornwall Park	75	7/17/1996	$ 1,618	92.0%	94.8%	5.1%	1.9%	3.5%	
Lakeshore Villas	152	7/17/1996	$ 965	94.8%	94.5%	7.7%	8.1%	14.1%	
Patricia	100	7/7/1998	$ 1,220	94.2%	97.1%	6.6%	3.4%	3.8%	
Sherwood Consolidation	224	10/11/2002	$ 876	97.1%	n/a	n/a	n/a	n/a	
Sunset Gardens	217	7/17/1996	$ 831	96.9%	96.9%	7.6%	7.6%	10.1%	
Total Hudson Valley Region	908		$ 1,021	95.4%	95.8%	6.9%	5.9%	8.2%	2.4%	2.2%
Illinois Region									
Blackhawk	371	10/20/2000	$ 842	91.5%	93.3%	0.5%	-1.5%	2.4%	
Courtyards Village	224	8/29/2001	$ 776	93.9%	91.4%	-4.1%	-1.4%	-11.4%	
Cypress Place	192	12/27/2000	$ 886	92.7%	93.9%	-0.4%	-1.8%	1.2%	
The Colony	783	9/1/1999	$ 830	92.6%	90.8%	-2.4%	-0.5%	8.6%	
The New Colonies	672	6/23/1998	$ 707	89.7%	93.4%	3.8%	-0.3%	-0.1%	
Total Illinois Region	2,242		$ 795	91.8%	92.3%	-0.3%	-0.8%	2.6%	4.3%	5.5%

	HOME PROPERTIES OWNED COMMUNITIES RESULTS									
		YTD through December 31, 2003				YTD '03 versus YTD '02 % Growth				
	# of Apts.	Date Acqu.	YTD '03 Rent/Mo.	YTD '03 Occup.	Year Ago Occup.	Rental Rates	Rental Revs.	NOI w/ G&A	YTD '02 NOI w/ G&A	% #Units
Indiana Region										
Maple Lane	396	7/9/1999	$ 667	89.0%	88.6%	1.9%	2.3%	1.0%		
Total Indiana Region	396		$ 667	89.0%	88.6%	1.9%	2.3%	1.0%	0.5%	1.0%
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,063	93.4%	94.8%	6.9%	5.4%	3.8%		
Cambridge Village	82	3/1/2002	$ 1,237	98.6%	n/a	n/a	n/a	n/a		
Coventry Village	94	7/31/1998	$ 1,237	96.9%	97.5%	5.8%	5.2%	3.8%		
Devonshire Hills	297	7/16/2001	$ 1,688	92.9%	89.6%	2.8%	6.6%	8.2%		
East Winds	96	11/1/2000	$ 1,044	92.8%	92.2%	4.5%	5.1%	1.7%		
Hawthorne Consolidation	434	4/4/2002	$ 1,203	91.9%	n/a	n/a	n/a	n/a		
Heritage Square	80	4/4/2002	$ 1,226	98.3%	n/a	n/a	n/a	n/a		
Holiday/Muncy Consolidation	143	5/31/2002	$ 903	98.3%	n/a	n/a	n/a	n/a		
Lake Grove Apartments	368	2/3/1997	$ 1,297	95.3%	97.0%	6.5%	4.6%	2.2%		
Maple Tree	84	11/1/2000	$ 1,091	94.0%	96.4%	5.7%	3.1%	-2.6%		
Mid- Island Estates	232	7/1/1997	$ 1,096	97.4%	97.3%	6.6%	6.7%	6.4%		
Rider Terrace	24	11/1/2000	$ 1,088	98.2%	97.8%	7.2%	7.6%	16.3%		
South Bay Manor	61	9/11/2000	$ 1,357	95.6%	88.4%	7.0%	15.7%	23.6%		
Southern Meadows	452	6/29/2001	$ 1,290	95.4%	95.6%	4.8%	4.6%	5.3%		
Stratford Greens	359	3/1/2002	$ 1,307	94.5%	n/a	n/a	n/a	n/a		
Terry Apartments	65	11/1/2000	$ 1,048	93.2%	93.0%	6.6%	6.9%	1.4%		
Westwood Village Apts	242	3/1/2002	$ 1,801	96.5%	n/a	n/a	n/a	n/a		
Woodmont Village Apts	96	3/1/2002	$ 1,143	95.0%	n/a	n/a	n/a	n/a		
Yorkshire Village Apts	40	3/1/2002	$ 1,309	98.4%	n/a	n/a	n/a	n/a		
Total Long Island Region	3,409		$ 1,288	94.9%	94.4%	5.2%	5.7%	5.4%	13.3%	8.3%
Maine Region										
Mill Co. Gardens	95	7/7/1998	$ 670	95.6%	96.5%	5.9%	4.9%	0.4%		
Redbank Village	500	7/7/1998	$ 743	92.2%	93.3%	5.8%	4.5%	0.3%		
Total Maine Region	595		$ 731	92.7%	93.8%	5.8%	4.6%	0.3%	1.3%	1.5%
New Jersey Region										
East Hill Gardens	33	7/7/1998	$ 1,259	96.5%	96.1%	4.5%	4.9%	-3.1%		
Lakeview	106	7/7/1998	$ 1,063	97.4%	97.3%	6.9%	7.0%	1.6%		
Oak Manor	77	7/7/1998	$ 1,564	96.2%	95.8%	5.9%	6.3%	-1.2%		
Pleasant View	1,142	7/7/1998	$ 968	92.4%	92.0%	3.7%	4.1%	-2.4%		
Pleasure Bay	270	7/7/1998	$ 849	96.6%	97.0%	6.3%	5.8%	4.6%		
Royal Gardens Apartments	550	5/28/1997	$ 1,007	96.4%	96.7%	5.3%	5.1%	1.1%		
Wayne Village	275	7/7/1998	$ 1,086	93.6%	96.3%	6.1%	3.2%	-1.0%		
Windsor Realty	67	7/7/1998	$ 1,002	96.0%	96.0%	4.9%	4.9%	-4.5%		
Total New Jersey Region	2,520		$ 1,004	94.3%	94.5%	4.9%	4.6%	-0.7%	7.3%	6.2%
Philadelphia Region										
Beechwood Gardens	160	7/7/1998	$ 754	96.6%	96.5%	4.0%	4.2%	3.7%		
Castle Club	158	3/15/2000	$ 819	97.1%	97.7%	4.4%	3.7%	-2.2%		
Cedar Glen	110	3/3/1998	$ 615	90.7%	92.2%	5.4%	3.7%	-12.6%		
Chesterfield	247	9/23/1997	$ 826	95.6%	95.9%	3.2%	2.9%	-1.8%		
Curren Terrace	318	9/23/1997	$ 876	91.7%	91.3%	3.6%	4.1%	2.0%		
Executive House	100	9/23/1997	$ 876	94.4%	96.0%	1.4%	-0.3%	2.9%		
Glen Brook	177	7/28/1999	$ 713	94.2%	94.4%	2.5%	2.3%	-11.1%		
Glen Manor	174	9/23/1997	$ 726	91.9%	92.4%	3.7%	3.2%	-6.2%		
Golf Club	399	3/15/2000	$ 967	91.1%	88.7%	0.5%	3.2%	-5.3%		
Hill Brook Place	274	7/28/1999	$ 797	96.5%	95.9%	5.0%	5.7%	-2.4%		
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,015	92.1%	88.1%	1.1%	5.8%	0.0%		
Home Properties of Devon	629	3/15/2000	$ 1,059	89.8%	89.2%	0.3%	1.1%	-4.4%		
New Orleans Consolidation	442	7/28/1999	$ 764	92.9%	93.7%	3.2%	2.4%	-12.4%		
Racquet Club	467	7/7/1998	$ 916	95.8%	95.7%	3.5%	3.5%	-0.6%		
Racquet Club South	103	5/27/1999	$ 804	96.4%	96.1%	3.5%	3.8%	-2.3%		
Ridley Brook	244	7/28/1999	$ 779	96.9%	97.1%	3.2%	2.9%	-2.9%		
Sherry Lake	298	7/23/1998	$ 1,060	95.1%	95.5%	3.8%	3.3%	-0.4%		
The Landings	384	11/25/1996	$ 941	93.7%	90.7%	3.3%	6.7%	-1.2%		
Trexler Park	249	3/15/2000	$ 990	89.0%	87.8%	4.2%	5.7%	-3.5%		
Valley View	177	9/23/1997	$ 774	90.0%	91.4%	2.6%	1.0%	-10.9%		
Village Square	128	9/23/1997	$ 854	92.5%	91.3%	2.5%	3.8%	5.6%		
William Henry	363	3/15/2000	$ 1,042	87.5%	88.4%	2.4%	1.4%	-4.1%		
Total Philadelphia Region	5,917		$ 899	92.7%	92.1%	2.7%	3.3%	-3.2%	13.9%	14.5%

HOME PROPERTIES OWNED COMMUNITIES RESULTS									
		YTD through December 31, 2003			YTD '03 versus YTD '02				
					% Growth				
# of	**Date**	**YTD '03**	**YTD '03**	**Year Ago**	**Rental**	**Rental**	**NOI**	**YTD '02**	**%**
Apts.	**Acqu.**	**Rent/Mo.**	**Occup.**	**Occup.**	**Rates**	**Revs.**	**w/ G&A**	**NOI w/ G&A**	**#Units**
Rochester, NY Region:									
1600 East Avenue	164	9/18/1997	$ 1,159	76.7%	69.4%	-14.1%	-5.0%	-2.0%		
1600 Elmwood	210	8/4/1994	$ 910	91.5%	94.2%	3.5%	0.6%	-6.1%		
Brook Hill	192	8/4/1994	$ 888	88.7%	88.6%	0.7%	0.8%	-19.0%		
Newcastle Apartments	197	8/4/1994	$ 770	95.3%	87.9%	1.9%	10.5%	10.5%		
Northgate Manor	224	11/3/1994	$ 684	91.4%	87.9%	1.0%	5.1%	-4.8%		
Perinton Manor	224	8/4/1994	$ 812	92.4%	91.5%	0.2%	1.1%	-10.1%		
Riverton Knolls	240	8/4/1994	$ 837	87.5%	80.9%	-2.1%	5.9%	3.9%		
Spanish Gardens	220	8/4/1994	$ 696	90.2%	87.3%	1.4%	4.8%	-7.0%		
The Meadows	113	8/4/1994	$ 730	94.6%	95.3%	4.3%	3.5%	-3.0%		
Woodgate	120	6/30/1997	$ 809	94.7%	93.1%	1.7%	3.6%	-4.2%		
Total Rochester Region	1,904		$ 826	89.6%	86.3%	-1.0%	2.8%	-4.8%	3.4%	4.7%
Syracuse, NY Region:									
Fairview Heights	214	8/4/1994	$ 915	93.8%	92.4%	6.1%	7.8%	12.4%		
Harborside Manor	281	9/30/1994	$ 658	95.5%	94.4%	2.0%	3.2%	-2.1%		
Pearl Street	60	5/17/1995	$ 574	94.6%	91.7%	3.0%	6.2%	7.8%		
Village Green (inclu Fairways)	448	12/19/1994	$ 682	92.7%	85.5%	1.5%	10.0%	14.9%		
Westminster Place	240	1/1/1996	$ 656	95.2%	94.8%	1.9%	2.4%	-7.6%		
Total Syracuse Region	1,243		$ 706	94.1%	90.8%	2.7%	6.4%	5.7%	2.1%	3.0%
Washington DC Region									
Braddock Lee	254	3/16/1998	$ 1,079	95.9%	94.7%	4.2%	5.4%	2.3%		
Cider Mill	864	9/27/2002	$ 997	94.8%	n/a	n/a	n/a	n/a		
East Meadow	150	8/1/2000	$ 1,145	94.5%	92.6%	-2.1%	0.0%	-5.0%		
Elmwood Terrace	504	6/30/2000	$ 789	94.0%	92.3%	3.5%	5.4%	-1.9%		
Falkland Chase	450	9/10/2003	$ 1,078	90.9%	n/a	n/a	n/a	n/a		
Orleans Village	851	11/16/2000	$ 1,136	90.2%	91.2%	0.3%	-0.9%	-5.8%		
Park Shirlington	294	3/16/1998	$ 1,122	93.1%	94.9%	4.3%	2.2%	-3.5%		
Pavilion Apartments	432	7/1/1999	$ 1,374	91.7%	89.9%	4.0%	6.1%	3.1%		
Seminary Hill	296	7/1/1999	$ 1,115	91.0%	91.8%	2.5%	1.5%	-7.6%		
Seminary Towers	548	7/1/1999	$ 1,114	92.3%	90.8%	1.9%	3.6%	3.3%		
Tamarron Apartments	132	7/16/1999	$ 1,086	96.1%	98.3%	7.9%	5.4%	3.2%		
The Manor - MD	435	8/31/2001	$ 1,096	96.0%	94.9%	5.0%	6.2%	2.4%		
The Manor - VA	198	2/19/1999	$ 902	92.3%	91.2%	1.0%	2.2%	-5.3%		
The Sycamores	185	12/16/2002	$ 1,097	90.6%	n/a	n/a	n/a	n/a		
Virginia Village	344	5/31/2001	$ 1,144	94.0%	91.4%	4.4%	7.4%	-0.7%		
Wellington Lakes	160	10/24/2001	$ 758	86.1%	89.8%	7.1%	2.7%	-18.2%		
Wellington Woods	114	10/24/2001	$ 780	91.2%	94.8%	9.0%	4.8%	1.4%		
West Springfield	244	11/18/2002	$ 1,226	89.3%	n/a	n/a	n/a	n/a		
Total Washington DC Region	6,455		$ 1,072	92.7%	92.2%	2.9%	3.4%	-1.5%	18.1%	15.8%
TOTAL OWNED PORTFOLIO	40,946		$ 917	92.6%	n/a	n/a	n/a	n/a	100.0%	100.0%
TOTAL CORE PORTFOLIO	35,936		$ 888	92.3%	92.1%	2.8%	3.0%	-1.1%		

Home Properties, Inc.
December 31, 2003 Supplemental Information

OCCUPANCY COMPARISON BY REGIONS - CORE PROPERTIES

Region	% Units	4th Qtr 2003	3rd Qtr 2003	Variance
Philadelphia	16.5%	92.7%	92.6%	0.1%
Baltimore	15.7%	93.1%	92.6%	0.5%
Detroit	15.5%	91.2%	91.1%	0.1%
New Jersey, Long Island, Hudson Valley	14.3%	93.8%	95.0%	-1.2%
Upstate, NY	13.3%	95.3%	94.3%	1.0%
Washington	13.1%	93.3%	94.1%	-0.8%
Chicago	6.2%	92.0%	92.5%	-0.5%
Misc.	5.4%	91.6%	92.6%	-1.0%
Total	100.0%	93.1%	93.2%	-0.1%

Region	% Units	4th Qtr 2003	4th Qtr 2002	Variance
Philadelphia	16.5%	92.7%	91.9%	0.8%
Baltimore	15.7%	93.1%	92.9%	0.2%
Detroit	15.5%	91.2%	90.6%	0.6%
New Jersey, Long Island, Hudson Valley	14.3%	93.8%	94.6%	-0.8%
Upstate, NY	13.3%	95.3%	88.2%	7.1%
Washington	13.1%	93.3%	92.4%	0.9%
Chicago	6.2%	92.0%	92.6%	-0.6%
Misc.	5.4%	91.6%	91.4%	0.2%
Total	100.0%	93.1%	92.0%	1.1%

Region	% Units	December 2003	4th Qtr 2003	Variance
Philadelphia	16.5%	92.8%	92.7%	0.1%
Baltimore	15.7%	93.1%	93.1%	0.0%
Detroit	15.5%	91.6%	91.2%	0.4%
New Jersey, Long Island, Hudson Valley	14.3%	93.5%	93.8%	-0.3%
Upstate, NY	13.3%	94.9%	95.3%	-0.4%
Washington	13.1%	93.1%	93.3%	-0.2%
Chicago	6.2%	91.6%	92.0%	-0.4%
Misc.	5.4%	91.8%	91.6%	0.2%
Total	100.0%	93.0%	93.1%	-0.1%

SAME STORE SEQUENTIAL RESULTS
FOURTH QUARTER 2003 VERSUS THIRD QUARTER 2003

Region	% Units	Revenues	Expenses	NOI
Upstate, NY	13.3%	1.6%	2.4%	0.9%
Baltimore	15.7%	1.0%	4.6%	-0.7%
Philadelphia	16.5%	0.3%	10.1%	-6.1%
Detroit	15.5%	-0.4%	-3.0%	1.9%
Washington	13.1%	-0.5%	3.7%	-3.4%
New Jersey, Long Island, Hudson Valley	14.3%	-0.7%	14.4%	-8.5%
Chicago	6.2%	-1.2%	-1.4%	-1.0%
Misc.	5.4%	-1.8%	22.6%	-18.0%
Total	100.0%	0.2%	6.0%	-3.8%

Home Properties, Inc.
December 31, 2003 Supplemental Information

Resident Statistics

Top Six Reasons for Moveouts	4TH QTR 2003	3RD QTR 2003	2ND QTR 2003	1ST QTR 2003	4TH QTR 2002	3RD QTR 2002	2ND QTR 2002	1ST QTR 2002	YEAR 2003	YEAR 2002	YEAR 2001
Home purchase	**20.60%**	**20.10%**	**19.40%**	**18.10%**	20.10%	18.40%	18.70%	17.90%	19.60%	18.80%	17.80%
Employment related	**15.00%**	**14.20%**	**15.20%**	**15.30%**	13.70%	14.80%	14.10%	14.70%	14.90%	14.30%	15.80%
Eviction/skip	**13.40%**	**10.20%**	**11.40%**	**15.20%**	12.20%	10.30%	10.00%	11.60%	12.60%	10.90%	10.20%
Resident preference	**11.70%**	**13.70%**	**12.30%**	**11.00%**	10.70%	11.90%	10.70%	9.50%	12.20%	10.80%	10.00%
Transfer w/in HP	**10.90%**	**8.20%**	**8.60%**	**8.10%**	8.20%	7.50%	8.10%	8.90%	9.00%	8.10%	6.90%
Rent level	**8.00%**	**9.00%**	**9.40%**	**10.10%**	11.60%	11.10%	11.90%	13.00%	9.10%	11.80%	13.30%

Traffic	Traffic 4th Qtr **03** To 4th Qtr **02**	Signed Leases 4th Qtr **03** To 4th Qtr **02**	Traffic Year **03** To Year **02**	Signed Leases Year **03** To Year **02**	Turnover 4th Qtr **03**	4th Qtr **02**	Year **03**	Year **02**
Region								
Baltimore	46%	26%	19%	26%	10%	8%	42%	36%
Washington	-1%	4%	-6%	-2%	8%	8%	34%	34%
New Jersey	2%	37%	-11%	16%	9%	7%	37%	31%
Long Island	18%	15%	3%	9%	7%	6%	29%	26%
Hudson Valley	87%	6%	27%	-8%	11%	9%	45%	44%
Philadelphia	-1%	21%	-15%	4%	13%	13%	55%	55%
Detroit	8%	25%	-1%	22%	13%	13%	54%	51%
Rochester	1%	14%	-1%	15%	12%	16%	60%	64%
Buffalo	15%	17%	9%	24%	14%	14%	57%	58%
Syracuse	-14%	-17%	0%	12%	12%	14%	68%	66%
Chicago	12%	14%	0%	6%	13%	13%	58%	57%
Total Portfolio	9%	18%	-2%	12%	11%	11%	46%	45%

	4th Qtr **03**	4th Qtr **02**	Year **03**	Year **02**
Bad Debts as % of Rents	0.82%	0.69%	0.72%	0.51%

HOME PROPERTIES, INC.
December 31, 2003 and 2002 Supplemental Information

SAME STORE OPERATING EXPENSE DETAIL

	4TH QTR 2003 ACTUAL	4TH QTR 2002 ACTUAL	QUARTER VARIANCE	% VARIANCE	YEAR 2003 ACTUAL	YEAR 2002 ACTUAL	YEAR VARIANCE	% VARIANCE
ELECTRICITY	1,654	1,587	(67)	-4.2%	6,697	6,371	(326)	-5.1%
GAS	4,250	4,328	78	1.8%	15,901	15,079	**(822)**	**-5.5%**
WATER & SEWER	2,282	2,205	(77)	-3.5%	8,812	8,804	(8)	-0.1%
REPAIRS & MAINTENANCE	6,398	6,054	(344)	-5.7%	26,117	23,759	**(2,358)**	**-9.9%**
PERSONNEL EXPENSE	9,634	7,856	**(1,778)**	**-22.6%**	37,910	34,130	**(3,780)**	**-11.1%**
SITE LEVEL INCENTIVE COMPENSATION	232	137	(95)	-69.3%	1,088	683	**(405)**	**-59.3%**
ADVERTISING	1,636	1,454	(182)	**-12.5%**	6,514	5,802	**(712)**	**-12.3%**
LEGAL & PROFESSIONAL	353	423	70	16.5%	1,300	1,258	(42)	-3.3%
OFFICE & TELEPHONE	1,363	1,184	(179)	-15.1%	5,150	4,706	**(444)**	**-9.4%**
PROPERTY INS.	2,025	1,214	**(811)**	**-66.8%**	5,700	3,148	**(2,552)**	**-81.1%**
REAL ESTATE TAXES	9,384	8,801	**(583)**	-6.6%	35,491	35,222	(269)	-0.8%
SNOW	301	263	(38)	-14.2%	1,606	827	**(779)**	**-94.2%**
TRASH	607	673	66	9.8%	2,597	2,604	7	0.3%
PROPERTY MANAGEMENT G & A	2,238	2,434	**196**	**8.1%**	10,057	9,095	**(962)**	**-10.6%**
TOTAL	42,357	38,613	(3,744)	**-9.7%**	164,940	151,488	(13,452)	-8.9%

Home Properties, Inc.
December 31, 2003 and 2002 Supplemental Information

BREAKDOWN OF "OTHER INCOME"

Recognized directly by Home Properties:	Q4 '03	Q4 '02	Year 2003	Year 2002
Recognized directly by Home Properties:				
Management fees	1,028	332	4,290	1,838
Other	49	15	136	139
Sub-total	1,077	347	4,426	1,977

Equity in earnings of unconsolidated affiliates

Home Properties Management and Home Properties Resident Services, Inc.

	Q4 '03	Q4 '02	Year 2003	Year 2002
Management fees	-	689	-	2,823
Interest income	-	230	-	867
Misc	-	10	-	41
General & Administrative	-	(1,130)	-	(3,850)
Interest expense	-	(172)	-	(734)
Depreciation	-	(143)	-	(538)
Taxes	-	(275)	-	(229)
Impairment	-	(14,891)	-	(14,891)
	-	(15,682)	-	(16,511)
Company's share of earnings (losses) from investment in unconsolidated management companies	-	(15,493)	-	(16,322)
Company's share of earnings (losses) from investment in limited partnerships	(395)	(591)	(1,892)	(1,171)
Equity in earnings (losses) of unconsolidated affiliates	(395)	(16,084)	(1,892)	(17,493)

Note: In 2003, Home Properties Management and Home Properties Resident Services, Inc. are fully consolidated with the Company. Therefore, in 2003, the individual line items of income and expense of the two Management Companies are included in each line item reported by the Company.

Combined Management Fees

	Q4 '03	Q4 '02	Year 2003	Year 2002
	1,028	1,021	4,290	4,661

Combined EBITDA

	Q4 '03	Q4 '02	Year 2003	Year 2002
	315	(84)	243	991

General and Administrative Expenses of the Management Companies

	Q4 '03	Q4 '02	Year 2003	Year 2002
Home Properties Resident Services, Inc.	(583)		(3,099)	
Home Properties Management	(179)		(1,084)	

Home Properties, Inc.
December 31, 2003 Supplemental Information

SUMMARY OF RECENT ACQUISITIONS

Community	Market	State	Purchase Date	# of Units	(1) CAP Rate	Purchase Price (mm)	Wgtd. Avg. Price Per Unit
2003 ACQUISITIONS							
Stone Ends Apartments	Boston	MA	2/12/2003	280	7.7%	$34.0	$121,429
Falkland Chase	NoVA/DC	MD	9/10/2003	450	7.1%	$58.9	$130,836
			TOTAL YTD	**730**	**7.3%**	**$92.9**	**$127,228**

Community	Market	State	Purchase Date	# of Units		Purchase Price (mm)	Wgtd. Avg. Price Per Unit
2002 ACQUISITIONS							
Cambridge Village	Long Island	NY	3/1/2002	82	8.6%	$5.4	$65,854
Stratford Greens	Long Island	NY	3/1/2002	359	8.6%	$45.2	$125,905
Westwood Village	Long Island	NY	3/1/2002	242	8.6%	$28.7	$118,595
Woodmont Village	Long Island	NY	3/1/2002	96	8.6%	$8.1	$84,375
Yorkshire Village	Long Island	NY	3/1/2002	40	8.6%	$3.1	$77,500
Green Acres	Philadelphia	PA	3/1/2002	212	8.6%	$9.8	$46,226
Hawthorne Court/Estates (2)	Long Island	NY	4/4/2002	434	8.6%	$31.0	$71,429
Heritage Square	Long Island	NY	4/4/2002	80	8.6%	$6.4	$80,000
Muncy Apartments	Long Island	NY	5/31/2002	23	8.6%	$3.2	$139,130
Holiday Square Apartments	Long Island	NY	5/31/2002	120	8.6%	$6.3	$52,500
Gardencrest Apartments	Boston	MA	6/28/2002	696	7.0%	$85.4	$122,701
Brittany Place Apartments	Baltimore	MD	8/22/2002	591	9.1%	$41.3	$69,882
Cider Mill Apartments	NoVA/DC	MD	9/27/2002	864	8.3%	$73.7	$85,301
Wallace Portfolio (5)	Hudson Valley	NY	10/11/2002	224	7.1%	$12.8	$57,143
West Springfield Terrace	NoVA/DC	VA	11/18/2002	244	7.1%	$34.2	$140,164
The Sycamores	NoVA/DC	VA	12/16/2002	185	7.3%	$20.3	$109,730
			TOTAL YTD	**4,492**	**8.0%**	**$414.9**	**$92,364**

TOTAL 2002 and 2003 Acquisitions				**5,222**	**7.9%**	**$507.8**	**$97,238**

Home Properties, Inc.
December 31, 2003 Supplemental Information

SUMMARY OF RECENT SALES

Community	Market	State	Sale Date	# of Units	(1) CAP Rate	Sales Price (mm)	Wgtd. Avg. Price Per Unit
2003 SALES							
Weston Gardens	North/Central	OH	1/8/2003	242	7.4%	$6.4	$26,595
Candlewood Apartments	South Bend	IN	1/22/2003	310	9.4%	$14.7	$47,332
Green Acres	Philadelphia	PA	7/25/2003	212	11.0%	$10.5	$49,528
Carriage House	Baltimore	MD	9/17/2003	50	8.3%	$1.9	$38,750
Bayberry Place	Detroit	MI	9/25/2003	120	6.9%	$7.0	$58,333
Candlewood Gardens	Syracuse	NY	12/5/2003	126	9.6%	$3.8	$30,159
Pines of Perinton	Rochester	NY	12/19/2003	508	7.4%	$15.0	$29,528
			TOTAL YTD	**1,568**	**8.7%**	**$59.3**	**$37,849**

Community	Market	State	Sale Date	# of Units	(1) CAP Rate	Sales Price (mm)	Wgtd. Avg. Price Per Unit
2002 SALES							
Lansdowne (4)	Philadelphia	PA	1/23/2002	222	10.7%	$8.8	$39,640
Ridgeway Court	Philadelphia	PA	1/23/2002	66	11.2%	$2.6	$39,394
Old Friends	Baltimore	MD	1/24/2002	51	10.4%	$2.5	$49,020
Finger Lakes Manor	Rochester	NY	4/4/2002	153	8.4%	$7.9	$51,634
Conifer Village	Syracuse	NY	4/19/2002	199	11.8%	$7.1	$35,678
Rolling Park	Baltimore	MD	5/31/2002	144	8.7%	$8.2	$56,944
Cloverleaf Village	Pittsburgh	PA	6/28/2002	148	9.6%	$5.2	$35,135
Carriage Hill Apartments	Central VA	VA	8/8/2002	664	8.4%	$41.6	$62,651
Springwood	Philadelphia	PA	12/16/2002	77	8.6%	$3.2	$41,558
			TOTAL YTD	**1,724**	**9.2%**	**$87.1**	**$50,522**

(1) CAP rate based on projected NOI after allowance for 3% management fee but before capital expenditures

Home Properties, Inc.
December 31, 2003 Supplemental Information

BREAKDOWN OF OWNED UNITS BY MARKET

MARKET	STATE	Net Acquired in 2002	As of 12/31/2002	12/31/2002 % of Units	Net Acquired in 2003	As of 12/31/2003	Current % of Units
SUBURBAN WASH	DC	1,884	6,005	14.37%	450	6,455	15.76%
BALTIMORE	MD	-195	6,283	15.04%	-50	6,233	15.22%
PHILADELPHIA	PA	-152	6,129	14.67%	-212	5,917	14.45%
DETROIT	MI		5,694	13.63%	-120	5,574	13.61%
LONG ISLAND	NY	1,476	3,409	8.16%		3,409	8.33%
NORTHERN NJ	NJ		2,520	6.03%		2,520	6.15%
CHICAGO	IL		2,242	5.37%		2,242	5.48%
ROCHESTER	NY	-153	2,412	5.77%	-508	1,904	4.65%
BUFFALO	NY		1,644	3.93%		1,644	4.02%
SYRACUSE	NY	-199	1,369	3.28%	-126	1,243	3.04%
BOSTON	MA	696	696	1.67%	280	976	2.38%
HUDSON VALLEY	NY	224	908	2.17%		908	2.22%
PORTLAND	ME		595	1.42%		595	1.45%
HAMDEN	CT		498	1.19%		498	1.22%
DOVER	DE		432	1.03%		432	1.06%
SOUTH BEND	IN		706	1.69%	-310	396	0.97%
NORTH/CENTRAL	OH		242	0.58%	-242	0	0.00%
CENTRAL VIRGINIA	VA	-664	0	0.00%		0	0.00%
PITTSBURGH	PA	-148	0	0.00%		0	0.00%
TOTAL		**2,769**	**41,784**	**100.0%**	**-838**	**40,946**	**100.0%**
Total NY State		1,348	9,742	23.3%	(634)	9,108	22.2%
Total Upstate, NY		-352	5,425	13.0%	(634)	4,791	11.7%
Total Mid-Atlantic		725	21,369	51.1%	188	21,557	52.6%

Home Properties, Inc.
December 31, 2003 Supplemental Information

Debt Summary Schedule

FIXED

PROPERTY	LENDER	RATE	BALANCE	MATURITY DATE	YEARS TO MATURITY
SEMINARY TOWERS 3rd	Wachovia	5.910	16,641,835	07/01/04	0.50
BAYVIEW/COLONIAL	Midland Loan	8.350	5,626,219	11/01/05	1.84
CAMBRIDGE VILLAGE - 2nd (*)	North Fork Bank	5.210	593,642	11/01/05	1.84
IDLYWOOD	Morgan Guaranty	8.625	8,763,698	11/01/05	1.84
CARRIAGE HILL - MI	Prudential-Fannie Mae	7.360	3,486,220	01/01/06	2.01
CARRIAGE PARK	Prudential-Fannie Mae	7.480	5,029,105	01/01/06	2.01
MID-ISLAND	North Fork Bank	7.500	6,675,000	05/01/06	2.33
DEVONSHIRE - 1st (*)	AMI Capital	7.100	19,231,237	06/01/06	2.42
NEWCASTLE	Presidential Funding	6.450	6,000,000	07/31/06	2.58
COUNTRY VILLAGE	PW Funding	8.385	6,289,611	08/01/06	2.59
HAMPTON COURT	ORIX RE Capital	8.875	3,379,569	09/01/06	2.67
HAWTHORNE COURT (*)	Larson Financial	5.830	10,870,151	11/01/06	2.84
RAINTREE	Capitalized Lease	8.500	5,780,054	11/01/06	2.84
WOODMONT VILLAGE - 2nd (*)	North Fork Bank	5.380	1,160,549	11/01/06	2.84
WOODMONT VILLAGE - 1st (*)	North Fork Bank	5.410	2,675,264	12/01/06	2.92
MILL TOWNE VILLAGE	Prudential-Fannie Mae	6.325	8,530,000	01/01/07	3.01
WOODGATE PLACE	ARCS Mortgage	7.865	3,234,927	01/01/07	3.01
BRITTANY PLACE	CapMark Svcs.	4.780	19,848,389	06/11/07	3.45
SEMINARY TOWERS - 1st	Wachovia	8.220	2,154,808	07/01/07	3.50
SEMINARY TOWERS - 2nd	Wachovia	8.400	1,524,876	07/01/07	3.50
SOUTHERN MEADOWS (*)	CapMark Svcs.	7.250	19,839,823	07/11/07	3.53
COURTYARDS VILLAGE (*)	Berkshire Mtg-Freddie	6.670	5,105,508	08/01/07	3.59
LIBERTY COMMONS LAND	V & E Enterprises, Inc.	7.000	540,000	09/25/07	3.74
GARDENCREST (*)	Legg Mason(Sun Life)	6.000	4,593,557	11/01/07	3.84
ROYAL GARDENS APTS. - 1st	M & T Bank - Freddie	4.900	31,970,027	11/01/07	3.84
ROYAL GARDENS APTS. - 2nd	M & T Bank - Freddie	4.550	1,500,000	11/01/07	3.84
FENLAND FIELD	Prudential-Fannie Mae	5.050	12,489,677	12/01/07	3.92
HP@NEWARK (CHSTNT CRSG)	Prudential-Fannie Mae	4.840	17,135,558	12/01/07	3.92
STRATFORD GREENS - 1st (*)	North Fork Bank	5.690	14,014,673	12/01/07	3.92
STRATFORD GREENS - 2nd (*)	North Fork Bank	5.690	2,124,736	12/01/07	3.92
VILLAGE SQUARE 1, 2 & 3	Prudential-Fannie Mae	5.050	21,771,946	12/01/07	3.92
CYPRESS PLACE	Reilly Mortgage	7.130	6,321,921	01/01/08	4.01
MAPLE LANE APTS - II	AMI Capital	7.205	5,657,869	01/01/08	4.01
PAVILION - 2nd	Capri Capital	7.450	3,733,488	01/01/08	4.01
PAVILION -3rd	Capri Capital	5.030	18,161,528	01/01/08	4.01
THE LANDINGS -1st	Capri Capital	6.930	9,435,421	01/01/08	4.01
THE LANDINGS - 2nd	Capri Capital	6.740	3,708,009	01/01/08	4.01
VIRGINIA VILLAGE	First Union NB - Svcr	6.910	9,270,726	01/01/08	4.01
CAMBRIDGE VILLAGE - 1st (*)	North Fork Bank	5.960	2,745,158	03/01/08	4.17
YORKSHIRE VILLAGE (*)	North Fork Bank	5.810	1,577,013	03/01/08	4.17
DETROIT PORTFOLIO	Morgan Guaranty	7.510	44,844,055	06/01/08	4.42
WELLINGTON WOODS/LAKES	ORIX RE Capital	6.980	7,716,882	06/01/08	4.42
RACQUET CLUB SOUTH	Legg Mason RE	6.980	2,919,910	07/01/08	4.50
WESTWOOD VILLAGE - 1st (*)	M and T Bank	5.940	16,471,514	10/31/08	4.84
WESTWOOD VILLAGE - 2nd (*)	M and T Bank	5.940	978,303	11/01/08	4.84
STONE ENDS	Prudential-Fannie Mae	4.530	24,029,487	11/01/08	4.84
GOLF CLUB (HP @)	ARCS Mortgage	6.585	16,210,444	12/01/08	4.92
DEVONSHIRE - 2nd	AMI Capital	6.720	4,886,170	01/01/09	5.01
MANSION HOUSE	1st Niagara Bank	7.500	643,312	01/01/09	5.01
BLACKHAWK	M&T Bank-Freddie Mac	5.060	13,953,339	12/01/09	5.92
WILLIAM HENRY	Legg Mason RE	5.310	23,665,265	12/01/09	5.92
CHERRY HILL	Prudential	5.360	5,282,374	01/01/10	6.01
ELMWOOD TERRACE	John Hancock	5.300	22,089,049	01/01/10	6.01
GLEN MANOR	Prudential-Fannie Mae	5.065	6,093,624	01/01/10	6.01
HILL BROOK APTS	M & T Bank - Freddie	5.210	11,745,402	01/01/10	6.01
RIDLEY BROOK	Prudential-Fannie Mae	4.865	10,175,319	01/01/10	6.01
SHERRY LAKE	GMAC	5.180	20,429,606	01/01/10	6.01
MULTI-PROPERTY	M & T Bank - Freddie	7.575	45,400,000	05/01/10	6.34
CIDER MILL - 1st	Berkshire Mtg-Freddie	7.700	47,230,690	10/01/10	6.76
CIDER MILL - 2nd	Berkshire Mtg-Freddie	5.180	18,900,000	10/01/10	6.76
HP@DEVON (SGRTWN MEWS)	Prudential-Fannie Mae	7.500	28,892,000	10/01/10	6.76
TREXLER PARK (HP @)	Prudential-Fannie Mae	7.500	10,140,000	10/01/10	6.76
MULTI-PROPERTY	Prudential-Fannie Mae	7.250	32,978,000	01/01/11	7.01
MULTI-PROPERTY	Prudential-Fannie Mae	6.360	8,141,000	01/01/11	7.01
MULTI-PROPERTY	Prudential-Fannie Mae	6.160	58,881,000	01/01/11	7.01
ORLEANS VILLAGE	Prudential-Fannie Mae	6.815	43,745,000	01/01/11	7.01
RACQUET CLUB	Prudential-Fannie Mae	6.875	22,222,540	04/01/11	7.25
MEADOWS APARTMENTS	Prudential-Fannie Mae	6.875	3,424,851	05/01/11	7.34
TIMBERCROFT TH's 1 - 1st	GMAC	8.500	715,049	05/01/11	7.34
LAKE GROVE	Prudential-Fannie Mae	6.540	27,040,329	12/01/11	7.92
MULTI_PROPERTY NOTES PAY	Seller Financing	4.000	773,495	02/01/12	8.09
TIMBERCROFT TH's 3 - 1st	GMAC	8.000	981,520	02/01/12	8.09
APPLE HILL	M&T Bank-Freddie Mac	6.650	25,598,887	03/01/12	8.17
APPLE HILL - 2nd	M&T Bank-Freddie Mac	5.470	4,290,000	03/01/12	8.17
EMERSON SQUARE	M&T Bank-Freddie Mac	6.850	2,256,808	03/01/12	8.17
FAIRVIEW	M&T Bank-Freddie Mac	6.850	7,594,650	03/01/12	8.17
PARADISE LANE	M&T Bank-Freddie Mac	6.830	8,859,787	03/01/12	8.17
PERINTON MANOR	M&T Bank-Freddie Mac	6.850	9,394,896	03/01/12	8.17
CASTLE CLUB (HP @)	Legg Mason RE	7.080	6,881,878	05/01/12	8.34

PROPERTY	LENDER	RATE	BALANCE	MATURITY DATE	YEARS TO MATURITY
GATEWAY VILLAGE	Prudential-Fannie Mae	6.885	7,165,854	05/01/12	8.34
COLONIES	Prudential-Fannie Mae	7.110	21,659,561	06/01/12	8.42
CARRIAGE HILL - NY	M&T Bank-Freddie Mac	6.850	5,909,839	07/01/12	8.51
CORNWALL PARK	M&T Bank-Freddie Mac	6.830	5,712,513	07/01/12	8.51
HARBORSIDE MANOR - 1st	M&T Bank-Freddie Mac	6.850	7,436,547	07/01/12	8.51
HARBORSIDE MANOR - 2nd	M&T Bank-Freddie Mac	5.680	1,220,000	07/01/12	8.51
LAKESHORE VILLAS	M&T Bank-Freddie Mac	6.850	5,107,085	07/01/12	8.51
PATRICIA APTS	M&T Bank-Freddie Mac	6.830	5,417,038	07/01/12	8.51
PEARL STREET	M&T Bank-Freddie Mac	6.830	1,117,880	07/01/12	8.51
SUNSET GARDENS - 1st	M&T Bank-Freddie Mac	6.830	6,007,988	07/01/12	8.51
SUNSET GARDENS - 2nd	M&T Bank-Freddie Mac	5.520	2,900,000	07/01/12	8.51
WESTMINISTER PLACE	M&T Bank-Freddie Mac	6.850	6,697,817	07/01/12	8.51
WOODHOLME MANOR	Prudential-Fannie Mae	7.160	3,846,223	07/01/12	8.51
CANTERBURY APARTMENTS	M&T Bank-Fannie Mae	5.020	30,538,641	05/01/13	9.34
MORNINGSIDE	Morgan Guaranty	6.990	18,519,910	05/01/13	9.34
MULTI-PROPERTY	Prudential - Fannie Mae	6.475	100,000,000	08/31/13	9.67
1600 ELMWOOD AVE	Legg Mason-Freddie	5.630	11,176,019	10/01/13	9.76
DEERFIELD WOODS	GE Financial	7.000	3,203,531	01/01/14	10.01
CURREN TERRACE	M&T Bank-Freddie Mac	5.360	15,210,662	10/01/14	10.76
SPRINGWELLS	AMEX/IDS	8.000	10,530,969	07/01/15	11.51
PAVILION - 1st	Capri Capital	8.000	7,972,460	11/01/18	14.85
BONNIE RIDGE - 1st	Prudential	6.600	17,144,877	12/15/18	14.97
BONNIE RIDGE - 2nd	Prudential	6.160	19,862,741	12/15/18	14.97
TIMBERCROFT TH's 1 - 2nd	Allfirst Mtg	8.375	2,131,338	06/01/19	15.43
TIMBERCROFT TH's 3 - 2nd	Allfirst Mtg	8.375	3,139,289	06/01/19	15.43
VILLAGE GREEN, FW	ARCS Mortgage	8.230	3,938,592	10/01/19	15.76
RAINTREE	Leasehold Mortgage	8.500	1,060,370	04/30/20	16.34
MACOMB MANOR	EF&A Funding	8.630	3,777,516	06/01/21	17.43
SHAKESPEARE PARK	Reilly Mortgage	7.500	2,451,756	01/01/24	20.02
HOLIDAY SQUARE (*)	Red Capital (Servicer)	6.700	3,670,907	03/01/24	20.18
BARI MANOR (*)	Wachovia (Servicer)	4.440	3,090,819	10/11/28	24.80
HUDSON VIEW ESTATES (*)	Wachovia (Servicer)	4.500	2,394,069	10/11/28	24.80
SHERWOOD TOWNHOUSES (*)	Wachovia (Servicer)	4.290	751,208	10/11/28	24.80
SPARTA BROOK (*)	Wachovia (Servicer)	4.440	1,954,127	10/11/28	24.80
OWINGS RUN 1	Reilly Mortgage	8.000	17,264,724	10/01/35	31.77
OWINGS RUN 2	Prudential Huntoon	8.000	14,404,932	06/01/36	32.44
WTD AVG - FIXED SECURED		**6.47**	1,350,056,029		**7.51**
% OF PORTFOLIO - FIXED			97.8%		
VARIABLE SECURED					
VARIABLE SECURED					
MAPLE LANE - I - Eqv. Bond Yield	Civitas Bank	3.13	5,945,000	07/27/07	3.57
FALKLAND CHASE - BMA Index Adjusts Weekly	Capri Capital	2.12	24,695,000	10/01/30	26.77
WTD AVG - VARIABLE SECURED		**2.32**	30,640,000		**22.27**
WTD AVG - TOTAL SECURED DEBT		**6.38**	1,380,696,029		**7.76**
VARIABLE UNSECURED - LINE OF CREDIT					
LINE OF CREDIT Adjusts Daily LIBOR + 125	M and T Bank et. al.	2.30	0	09/01/05	1.67
WTD AVG - COMBINED DEBT		**6.376**	**1,380,696,029**		**7.76**

WTG AVG - TOTAL SECURED DEBT	**6.38**	**7.76**
WTD AVG - TOTAL PORTFOLIO	**6.38**	**7.76**

(*) General ledger balance and rate have been adjusted pursuant to FAS #141 to reflect fair market value of debt.

FREE & CLEAR PROPERTIES

1600 East Avenue	164	Muncy - Holiday Square	23
Arbor Crossing	134	Maple Tree	84
Beechwood Gardens	160	Northgate Manor	224
Brook Hill	192	Rider Terrace	24
Cedar Glen	110	Sherwood House	6
Coventry Village	94	South Bay Manor	61
East Hill Gardens	33	Terry Apartments	65
Gardencrest	60	The Colony	783
Glen Brook	177	The Lakes	434
Hawthorne Estates	26	The Sycamores	185
Heritage Square	80	West Springfield Terrace	244
Total Free and Clear Properties:	**22**	**Units:**	**3,563**

FIXED RATE MATURING DEBT SCHEDULE

YEAR	MATURING DEBT	WTD AVG RATE	Percent of Total
2004	16,641,835	5.91	1.23%
2005	14,983,559	8.39	1.11%
2006	70,576,761	7.15	5.23%
2007	166,378,505	5.56	12.32%
2008	173,781,729	6.42	12.87%
2009	43,148,086	5.42	3.20%
2010	259,356,064	6.67	19.21%
2011	164,169,769	6.53	12.16%
2012	146,830,264	6.79	10.88%
2013	160,234,570	6.20	11.87%
2014-2036	133,954,887	7.01	9.92%
TOTAL	**1,350,059,029**	**6.47**	100.00%

Home Properties, Inc.
NAV calculation as of December 31, 2003

Net Asset Value Calculation

	7.25%	7.50%	7.75%	8.00%	8.25%
Cap Rate (after 3% G & A, before capital expenditures)					
4th QTR 2003					
Rent	106,226	106,226	106,226	106,226	106,226
Property other income	4,046	4,046	4,046	4,046	4,046
Operating & maintenance expense	(48,698)	(48,698)	(48,698)	(48,698)	(48,698)
Property NOI	61,574	61,574	61,574	61,574	61,574
Adjustment for 4th QTR acquisitions	-	-	-	-	-
Effective 4th QTR "run rate"	61,574	61,574	61,574	61,574	61,574
Annualized (4th qtr = 25.1% due to seasonality)	245,315	245,315	245,315	245,315	245,315
NOI growth for next 12 months @ 4%	9,813	9,813	9,813	9,813	9,813
Adjusted NOI	255,127	255,127	255,127	255,127	255,127
	-				
Real estate value using above cap rate	3,518,998	3,401,698	3,291,966	3,189,092	3,092,452
Cash	5,103	5,103	5,103	5,103	5,103
Other assets	85,119	85,119	85,119	85,119	85,119
Less:					
Deferred charges	(9,057)	(9,057)	(9,057)	(9,057)	(9,057)
Intangible	(2,510)	(2,510)	(2,510)	(2,510)	(2,510)
Gross value	3,597,653	3,480,353	3,370,621	3,267,747	3,171,107
Less liabilities & perpetual preferred stock	(1,501,345)	(1,501,345)	(1,501,345)	(1,501,345)	(1,501,345)
Net Asset Value	2,096,308	$ 1,979,008	$ 1,869,276	$ 1,766,402	$ 1,669,762
Per share/unit - fully diluted	$ 42.98	$ 40.58	$ 38.33	$ 36.22	$ 34.23
48,774.0 shares					
After adjusting for below average occupancy for the quarter of 93.1% verses more "typical" 94.5% in the 4th qtr	$ 44.86	$ 42.39	$ 40.08	$ 37.92	$ 35.89
Economic CAP rate (after cap ex reserve of $525 per unit)	6.64%	6.87%	7.10%	7.33%	7.55%

Adjustment for Acquisitions

Property	Units	Region	Price	Date	Initial Unleveraged Return	Quarterly NOI	# of days Missing In Quarter	Adj
N/A						-		-
								-

Reconcilation to financial statements:	Rent	Other Income	O & M Expense
Per financial statement	106,226	4,046	(48,698)
Add back properties classified as discontinued operations still owned at December 31, 2003	-	-	-
Proper run rate before acquisitions	106,226	4,046	(48,698)

Operating expenses now include a charge for G & A, so NAV calculation does not need additional allocation.

Home Properties, Inc.
December 31, 2003 Supplemental Information

Recurring Capital Expenditure Summary

The Company has a policy to capitalize costs related to the acquisition, development, rehabilitation, construction, and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include: appliances, carpeting and flooring, HVAC equipment, kitchen/ bath cabinets, new roofs, site improvements and various exterior building improvements. Non-recurring upgrades include, among other items: community centers, new windows, and kitchen/ bath apartment upgrades. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The table below is a list of the items that management considers recurring, non-revenue enhancing capital and maintenance expenditures for a standard garden style apartment. Included are the per unit replacement cost and the useful life that management estimates the Company incurs on an annual basis.

Category	Capitalized Cost per Unit	Useful Life[1]	Capitalized Expenditure Per Unit Per Year[2]	Maintenance Expense Cost per Unit Per Year[3]	Total Cost per Unit Per Year
Appliances	$1,000	18	$ 55	$ 5	$ 60
Blinds/Shades	130	6	22	6	28
Carpets/Cleaning	840	6	140	97	237
Computers, equipment, misc.[4]	120	5	22	29	51
Contract repairs	-	-	-	102	102
Exterior painting[5]	84	5	17	1	18
Flooring	250	8	31	-	31
Furnace/Air (HVAC)	765	24	32	43	75
Hot water heater	130	7	19	-	19
Interior painting	-	-	-	138	138
Kitchen/Bath cabinets	1,100	25	44	-	44
Landscaping	-	-	-	106	106
New roof	800	23	35	-	35
Parking lot	400	15	27	-	27
Pool/Exercise facility	100	15	7	23	30
Windows	980	36	27	-	27
Miscellaneous[6]	705	15	47	40	87
Total	$7,404		$525	$590	$1,115

[1]Estimated weighted average actual physical useful life of the expenditure capitalized.

[2]This amount is not necessarily incurred each and every year. Some years will be higher, or lower depending on the timing of certain longer life expenditures.

[3]These expenses are included in the Operating and maintenance line item of the Consolidated Statement of Operations. Maintenance labor costs are not included in the $590 per unit maintenance estimate. All personnel costs for site supervision, leasing agents, and maintenance staff are combined and disclosed in the Company's same-store expense detail schedule. The annual per unit cost of maintenance staff would add another $570 to expenses and total cost figures provided.

[4]Includes computers, office equipment/ furniture, and maintenance vehicles.

[5]The level of exterior painting may be lower than other similar titled presentations as the Company's portfolio has a significant amount of brick exteriors. In addition, other exposed exterior surfaces are most often covered with aluminum or vinyl.

[6]Includes items such as: balconies, siding, and concrete/sidewalks.

In reviewing the breakdown of costs above, one must consider the Company's unique strategy in operating apartments, which has been to improve every property every year regardless of age. Another part of its strategy is to purchase older properties and rehab and reposition them to enhance internal rates of return. This strategy results in higher costs of capital expenditures and maintenance costs which is more than justified by higher revenue growth, higher net operating income growth and a higher rate of property appreciation.

Home Properties, Inc.
December 31, 2003 Supplemental Information

Capital Expenditure Summary

The Company estimates that during the three-months and year ended December 31, 2003, approximately $131 and $525 per unit was spent on recurring capital expenditures, respectively. The table below summarizes the breakdown of capital improvements by major categories between recurring and non-recurring, revenue generating capital improvements as follows:

For the three-month period ended December 31, 2003
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[(a)]	Non-Recurring Cap Ex	Per Unit[(a)]	Total Capital Improvements	Per Unit[(a)]
New Buildings	$ -	$ -	$ 445	$ 11	$ 445	$ 11
Major building improvements	932	23	4,750	116	5,682	139
Roof replacements	356	9	801	20	1,157	29
Site improvements	341	8	1,774	43	2,115	51
Apartment upgrades	672	16	8,356	204	9,028	220
Appliances	558	14	720	18	1,278	32
Carpeting/Flooring	1,753	43	1,514	37	3,267	80
HVAC/Mechanicals	516	13	2,991	73	3,507	86
Miscellaneous	230	5	513	12	743	17
Totals	$5,358	$131	$21,864	$534	$27,222	$665

[(a)]Calculated using the weighted average number of units outstanding, including 35,936 core units, 2002 acquisition units of 4,280 and 2003 acquisition units of 730 for the three-month period ended December 31, 2003.

For the year ended December 31, 2003
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[(a)]	Non-Recurring Cap Ex	Per Unit[(a)]	Total Capital Improvements	Per Unit[(a)]
New Buildings	$ -	$ -	$ 1,859	$ 46	$ 1,859	$ 46
Major building improvements	3,696	91	17,689	436	21,385	527
Roof replacements	1,412	35	2,986	74	4,398	109
Site improvements	1,353	33	6,620	163	7,973	196
Apartment upgrades	2,666	66	32,228	794	34,894	860
Appliances	2,215	55	2,685	66	4,900	121
Carpeting/Flooring	6,953	171	5,334	131	12,287	302
HVAC/Mechanicals	2,048	50	11,491	283	13,539	333
Miscellaneous	910	24	2,573	63	3,483	87
Totals	$21,253	$525	$83,465	$2,056	$104,718	$2,581

[(a)]Calculated using the weighted average number of units outstanding, including 35,936 core units, 2002 acquisition units of 4,280 and 2003 acquisition units of 386 for the year ended December 31, 2003.

The schedule below summarizes the breakdown of total capital improvements between core and non-core as follows:

For the three-month period ended December 31, 2003
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit	Non-Recurring Cap Ex	Per Unit	Total Capital Improvements	Per Unit
Core Communities	$4,702	$131	$16,487	$ 459	$21,189	$ 590
2003 Acquisition Communities	96	131	25	34	121	165
2002 Acquisition Communities	560	131	5,352	1,251	5,912	1,382
Sub-total	5,358	131	21,864	534	27,222	665
2003 Disposed Communities	32	131	-	-	32	131
Corporate office expenditures[1]	-	-	-	-	3,009	-
	$5,390	$131	$21,864	$ 534	$30,263	$ 665

[1]No distinction is made between recurring and non-recurring expenditures for corporate office.

For the year ended December 31, 2003
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit	Non-Recurring Cap Ex	Per Unit	Total Capital Improvements	Per Unit
Core Communities	$18,810	$525	$63,050	$ 1,755	$ 81,860	$ 2,280
2003 Acquisition Communities	202	525	103	267	305	792
2002 Acquisition Communities	2,241	525	20,312	4,746	22,553	5,271
Sub-total	21,253	525	83,465	2,056	104,718	2,581
2003 Disposed Communities	448	525	304	354	752	879
Corporate office expenditures[1]	-	-	-	-	7,817	-
	$21,701	$525	$83,769	$ 2,021	$113,287	$2,546

[1]No distinction is made between recurring and non-recurring expenditures for corporate office.

Adjusted Net Operating Income – Core Properties

	Fourth Quarter 12/31/03	Fourth Quarter 12/31/02	Change	Year to Date 12/31/03	Year to Date 12/31/02	Change
Net Operating Income	$51,075	$51,634	(1.1%)	$203,064	$205,426	(1.1%)
Less: Non-recurring Cap Ex @ 9%	(1,484)	-	-	(5,674)	-	-
Adjusted Net Operating Income	$49,591	$51,634	(3.9%)	$ 197,390	$205,426	(3.9%)

Some of our Core Property NOI reflects incremental investments in the communities above and beyond normal capital replacements. After charging ourselves a 9% cost of capital on these additional expenditures, what we refer to as the adjusted NOI for the quarter is recalculated and presented above.

Home Properties, Inc.
December 31, 2003 Supplemental Information

2004 Earnings Guidance

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
FFO per share - **2004** guidance		$.60 - $.62	$.75 - $.77	$.76 - $.79	$.73 - $.76	$2.84 - $2.94
Midpoint of guidance		$0.61	$0.76	$0.775	$0.745	$2.89
FFO per share - **2003** actual		$0.598	$0.746	$0.779	$0.745	$2.879
Improvement projected		2.0%	1.9%	-0.5%	0.0%	0.4%
Assumptions for mid-point of guidance:						
Same store rental growth (after concessions and bad debts)	(1)	4.3%	4.2%	3.3%	3.5%	3.8%
Same store expense growth	(2)	6.4%	5.4%	4.8%	5.4%	5.5%
Same store NOI growth		2.8%	3.3%	2.3%	2.2%	2.6%
NOI growth by region:						
Washington, DC						6.3%
Hudson Valley						6.0%
Long Island						4.3%
New Jersey						3.5%
Boston						3.2%
Baltimore						2.7%
Philadelphia						1.4%
Upstate NY						0.5%
Detroit						0.3%
Chicago						-4.4%
Same store 2004 economic occupancy		92.9%	93.6%	93.5%	93.0%	93.2%
Same store 2003 economic occupancy		91.1%	92.6%	93.4%	93.3%	92.6%
Difference in occupancy		1.8%	1.0%	0.1%	-0.3%	0.6%
Acquisition pace		$115 million	$70 million	$32 million	$33 million	$250 million
Disposition pace		$0 million	$0 million	$30 million	$20 million	$50 million

(1) Rental rates are projected to increase 2.5%. Concessions are projected to slow down, resulting in a 12% drop, adding 0.6% to net rental income. Finally, occupancies are expected to pick up 0.6% for the year, mostly due to positive comparisons to the first two quarters of 2003 which were very weak. We ended 2003 at 93.1% for the fourth quarter, 1.1% better than we achieved in the fourth quarter of 2002 - so we are much better positioned to exceed first quarter 2003 results.

(2) Expense growth rates assumed for the midpoint of guidance for major expense categories are as follows:

	% of Total Expenses	% Increase Over 2003
Natural gas heating costs	11.0%	12.3%
Repairs and maintenance	16.0%	4.3%
Total personnel costs	23.0%	5.1%
Property insurance	4.0%	7.7%
Real estate taxes	25.0%	5.8%
Snow removal costs	1.0%	-12.1%

(3) Other comments: **G & A** costs are expected to increase 2%. Any costs savings from reduced management activity will mostly offset other increases. **Other income** is expected to drop 50% from 2003 based on greatly reduced third party management activity, and be slightly front end loaded. **Impairment charges** due to cash advances written off (2003 actual of $1,793) expected to have a run rate of 60% of 2003 level, but front loaded more in first six months.